UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)(1)

Arena Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

040047 10 2

(CUSIP Number)

Hope Flack

BVF Partners L.P.

227 West Monroe Street, Suite 4800

Chicago, Illinois 60606

(312) 263-7777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 040047 10 2

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 554,889

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 554,889

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,889

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Biotechnology Value Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 361,884

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 361,884

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,884

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Investments, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 994,851

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 994,851

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 994,851

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.9%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Partners L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,911,624

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,911,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) BVF Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,911,624

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,911,624

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,911,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) IA, CO

This Amendment No. 10 to the Statement on Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission on behalf of the Biotechnology Value Fund, L.P., a Delaware limited partnership (“BVF”), Biotechnology Value Fund II, L.P., a Delaware limited partnership (“BVF2”), BVF Investments L.L.C., a Delaware limited liability company (“Investments”), BVF Partners L.P., a Delaware limited partnership (“Partners”) and BVF Inc., a Delaware corporation (“BVF Inc.” and, together with BVF, BVF2, Investments, and Partners, the “Reporting Persons”) with respect to the Common Stock, par value $0.0001 per share (the “Stock”), of Arena Pharmaceuticals, Inc., a Delaware corporation (“Arena”).  The principal executive office of Arena is located at 6166 Nancy Ridge Road, San Diego, California 92121.

Item 4 is hereby amended to read in its entirety as follows:
Item 4.	Purpose of Transaction

The purposes of the transactions reported herein were (i) to reduce the Reporting Persons' holdings in Arena's Stock and (ii) to terminate the rights and standstill obligations of the Reporting Persons under the Stockholders Agreement with Arena entered into on January 17, 2003, as amended (the "Stockholders Agreement").

The Reporting Persons' sales of Arena Stock on July 8, 2004 reduced their holdings to less than 25% of what the Reporting Persons held on January 17, 2003, thereby terminating the Stockholders Agreement (except for a provision which prohibits the Reporting Persons from soliciting the employment of any officer or employee of Arena).  Accordingly, the Reporting Persons no longer have any rights or significant standstill obligations under the Stockholders Agreement.

The Stockholders Agreement required the Reporting Persons to adhere to certain time-limited standstill prohibitions, including a prohibition on any acquisitions of Stock or assets of Arena, a prohibition on the solicitation of proxies or the submission of shareholder proposals except as provided in the Stockholders Agreement, and a prohibition on engaging in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Stockholders Agreement also required that the Stock beneficially owned by the Reporting Persons be voted in accordance with the recommendations of the Board of Directors with respect to nominees for election to the Board of Directors and certain stockholder proposals.  Pursuant to the Stockholders Agreement, the Reporting Persons were entitled to designate one representative to serve on Arena's Board of Directors and one representative to serve as a non-voting observer and participant in meetings of the Board of Directors.  As a result of the Reporting Persons' sales of Arena Stock on July 8, 2004, all of these provisions have been terminated.

The Reporting Persons review their investments on an ongoing basis.  Such continuing review may result in the Reporting Persons acquiring additional Stock, or selling all or a portion of their Stock, in the open market or in privately negotiated transactions with the Issuer or third parties or maintaining their holdings at current levels.  The Reporting Persons may provide constructive input regarding measures intended to maximize shareholder value and, consistent with the investment purpose, may engage in communications with one or more shareholders of the Issuer and/or one or more members of the board of directors, officers or representatives of the Issuer regarding the Issuer.  The Reporting Persons’ review of their investments and these activities may result in the Reporting Persons formulating plans or making proposals regarding actions set forth in Item 4 of Schedule 13D.  The Reporting Persons’ decision to acquire or dispose of Stock, hold Stock or take such other actions will depend on market, economic and other conditions, including an ongoing evaluation of the Issuer’s financial condition, operations and prospects, the actions of the Issuer’s management and the Board and other future developments, regulatory requirements and the relative attractiveness of alternative business and investment opportunities.  Such transactions or actions, if any, would be made at such times and in such manner as the Reporting Persons, in their discretion, deem advisable.

The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect to their investment in the Issuer, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5 is hereby amended to read in its entirety as follows:
Item 5.	Interest in Securities of the Issuer

(a)           BVF beneficially owns 554,889 shares of the Stock, BVF2 beneficially owns 361,884 shares of the Stock, Investments beneficially owns 994,851 shares of the Stock and each of Partners and BVF Inc. beneficially owns 1,911,624 shares of the Stock, representing approximately 2.2%, 1.4%, 3.9% and 7.5%, respectively, of the approximate aggregate number of shares of common stock outstanding as of April 30, 2004.

(b)           Each of BVF, BVF2 and Investments shares with Partners voting and dispositive power over the shares of the Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 1,911,624 shares of the Stock they beneficially own with, in addition to BVF, BVF2 and Investments, Investment 10, L.L.C., an Illinois limited liability company ("ILL10") and managed account on whose behalf Partners, as investment advisor, purchased such shares. ILL10 specializes in holding biotechnology stocks for investment purposes and its business address is 227 West Monroe Street, Suite 4800, Chicago, Illinois 60606.

(c)           On July 7, 2004, BVF sold 232,500 shares of the Stock, BVF2 sold 147,000 shares of the Stock, Investments sold 356,500 shares of the Stock and ILL10 sold 39,000 shares of the Stock.  Each such sale was made on the open market at a price of $5.10 per share.  Also on July 7, 2004, BVF sold 8,288 shares of the Stock, BVF2 sold 5,000 shares of the Stock, Investments sold 12,000 shares of the Stock and ILL10 sold 1,000 shares of the Stock.  Each such sale was made on the open market at a price of $5.20 per share.  On July 8, 2004, BVF sold 21,800 shares of the Stock, BVF2 sold 13,000 shares of the Stock, Investments sold 32,000 shares of the Stock and ILL10 sold 3,200 shares of the Stock.  Each such sale was made on the open market at a price of $5.00 per share.

(d) ILL10 is entitled to receive dividends and any sale proceeds with respect to shares of the Stock in proportion to its respective ownership interest therein.

Item 6 is hereby amended to read in its entirety as follows:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons' sales of Arena Stock on July 8, 2004 reduced their holdings to less than 25% of what the Reporting Persons held on January 17, 2003, thereby terminating the Stockholders Agreement (except for a provision which prohibits the Reporting Persons from soliciting the employment of any officer or employee of Arena).  Accordingly, the Reporting Persons no longer have any rights or significant standstill obligations under the Stockholders Agreement.

The Stockholders Agreement required the Reporting Persons to adhere to certain time-limited standstill prohibitions, including a prohibition on any acquisitions of Stock or assets of Arena, a prohibition on the solicitation of proxies or the submission of shareholder proposals except as provided in the Stockholders Agreement, and a prohibition on engaging in any of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Stockholders Agreement also required that the Stock beneficially owned by the Reporting Persons be voted in accordance with the recommendations of the Board of Directors with respect to nominees for election to the Board of Directors and certain stockholder proposals.  Pursuant to the Stockholders Agreement, the Reporting Persons were entitled to designate one representative to serve on Arena's Board of Directors and one representative to serve as a non-voting observer and participant in meetings of the Board of Directors.  As a result of the Reporting Persons' sales of Arena Stock on July 8, 2004, all of these provisions have been terminated.

Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in shares of the Stock and to vote, exercise or convert and dispose of such shares and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in shares of the Stock and to vote, exercise or convert and dispose of such shares. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 – Agreement Regarding Joint Filing

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  July 12, 2004

BIOTECHNOLOGY VALUE FUND, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BIOTECHNOLOGY VALUE FUND II, L.P.

By:	BVF Partners L.P., its general partner

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INVESTMENTS, L.L.C.

By:	BVF Partners L.P., its manager

	By:	BVF Inc., its general partner

		By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF PARTNERS L.P.

By:	BVF Inc., its general partner

	By:	/s/ Mark N. Lampert
Mark N. Lampert
President

BVF INC.

By:	/s/ Mark N. Lampert
Mark N. Lampert
President